SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Amendment No. 5

National Interstate Corporation
(Name of Issuer)

Common Shares, Par Value $0.01 Per Common Share
(Title of Class of Securities)

63654U 100
(CUSIP Number)

Vito C. Peraino
Senior Vice President and General Counsel
American Financial Group, Inc.
301 East Fourth Street
Cincinnati, Ohio 45202
            (513) 369-5611
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2015
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X]

CUSIP No. 63654U 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) American Financial Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,200,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,200,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.3%
14	TYPE OF REPORTING PERSON* HC
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 63654U 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Great American Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,200,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,200,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.3%
14	TYPE OF REPORTING PERSON* IC

Explanatory Note

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends and restates in its entirety the Schedule 13D originally filed by American Financial Group, Inc. an Ohio corporation (“AFG”), with the Securities and Exchange Commission (the “SEC”) on February 5, 2014 with respect to the common shares, par value $0.01 per share (the “Common Shares”), of National Interstate Corporation, an Ohio corporation (the “Issuer”).  The Common Shares beneficially owned by AFG are owned of record by Great American Insurance Company (“Great American”), an Ohio corporation and wholly-owned subsidiary of AFG.  AFG and Great American are collectively referred to in this Amendment as the “Reporting Persons.”

Item 1.  Security and Issuer

This Amendment is filed by the Reporting Persons regarding Common Shares.  The principal executive office of the Issuer is 3250 Interstate Drive, Richfield, Ohio  44286.

Item 2.  Identity and Background

(a)           American Financial Group, Inc. and Great American Insurance Company.

(b)           Each of the Reporting Person’s principal business and principal office address is 301 East Fourth Street, Cincinnati, Ohio 45202.

(c)           AFG is an insurance holding company, based in Cincinnati, Ohio with assets of approximately $50 billion as of September 30, 2015.  Through the operations of Great American Insurance Group (which includes Great American), AFG is engaged primarily in property and casualty insurance, focusing on specialized commercial products for businesses, and in the sale of fixed and fixed-indexed annuities in the retail, financial institutions and education markets. Great American Insurance Group’s roots go back to 1872 with the founding of its flagship company, Great American.

(d)           During the last five years, none of the Reporting Persons nor any person listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons nor any person listed on Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

(f)           Each of the Reporting Persons is an Ohio corporation.

Item 3.  Source of Funds

The source of funds for the Common Shares owned by the Reporting Persons was the working capital of the Reporting Persons.

Item 4.  Purpose of Transaction

The Reporting Persons beneficially own 10,200,000, or approximately 51.3%, of the Common Shares.

The Reporting Persons regularly review the Issuer’s business, performance, financial condition, results of operations, anticipated future developments and prospects and the market for the Common Shares, as well as general economic conditions and existing and anticipated market and industry conditions and trends affecting the Issuer.

The Reporting Persons evaluate the investment in the Common Shares on a continuing basis including, without limitation, the possibility of further acquisitions (but not dispositions) of Common Shares.  Any such acquisitions of Common Shares may be made in open market or private transactions, block purchases or otherwise.

In connection with their evaluation of the investment in the Common Shares, the Reporting Persons and their representatives may engage in discussions with the Issuer, members of its Board of Directors and management and third parties, including other shareholders of the Issuer and financing sources.  As of the date of this Amendment, five of the 11 members of the Board of Directors of the Issuer are current or former executive officers of the Reporting Persons.  See Item 6 for a discussion of the Reporting Persons’ intention to nominate and vote for David W. Michelson for election as a director at the Issuer’s 2017 Annual Meeting of Shareholders.

As a result of the above or other factors and any such discussions, the Reporting Persons may, and reserve the right to, formulate and actively participate in any plans or proposals regarding the Issuer, including any of the actions or transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D, and to change its intention with respect thereto.

Item 5.  Interest in Securities of the Issuer.

(a)           See Items 11 and 13 on pages 2 and 3 of this Schedule 13D.

(b)           See Items 7, 9 and 11 on pages 2 and 3 of this Schedule 13D.

(c)           None.

(d)           Not Applicable.

(e)           Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Upon the completion of the Issuer’s initial public offering, Great American entered into an agreement with the Issuer and Mr. Alan Spachman, pursuant to which Great American and Mr. Alan Spachman each received registration rights in exchange for the Issuer’s right of first refusal to buy back their Common Shares in connection with certain proposed sales of their Common Shares.  The Issuer’s right of first refusal will be triggered by any gift, bequest, sale, exchange, transfer, assignment or other disposition of all or any portion of the Common Shares owned, whether beneficially or of record, by either Great American or Mr. Alan Spachman, other than the transfer of Common Shares (i) in a charitable gift or a bequest, without consideration, so long as the number of Common Shares transferred to one person or group of related persons as a result of such gift or bequest or series of related gifts or bequests is less than 10.0% of the Issuer’s total issued and outstanding Common Shares immediately prior to such gift, (ii) pursuant to an underwriting agreement, a purchase agreement or similar arrangement to which Great American, the Issuer and/or Mr. Alan Spachman are party relating to an underwritten public offering of the Issuer’s Common Shares, (iii) in a public or privately negotiated sale, so long as, to the knowledge of the selling shareholder, each purchaser in such negotiated sale or series of negotiated sales, either alone or as a member of a group of related or affiliated purchasers, will not be the beneficial owner of 10.0% or more of the Issuer’s total issued and outstanding Common Shares immediately following such sale, (iv) pursuant to a tender offer or exchange offer which seeks to acquire at least two-thirds of the Issuer’s outstanding Common Shares or (v) to any trust or other entity, for financial planning or estate planning purposes, without consideration, the primary beneficiary of which is Mr. Alan Spachman or his lineal descendants.

On December 21, 2015, the Issuer announced that David W. Michelson, President and Chief Executive Officer of the Issuer, would resign as President and Chief Executive Officer effective at the 2016 Annual Meeting of Shareholders and continue under an amended employment agreement with the  Issuer for a period of two years from May 5, 2016.  The Reporting Persons intend to nominate and vote for Mr. Michelson for election as a director at the Issuer’s 2017 Annual Meeting of Shareholders.  Mr. Michelson currently serves as a Class I director of the Issuer with a term ending at the Issuer’s 2017 Annual Meeting of Shareholders.

Other than the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) involving the Reporting Persons or any person listed in Annex A, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    December 23, 2015

AMERICAN FINANCIAL GROUP, INC.

By:	/s/ Vito C. Peraino
Vito C. Peraino
Senior Vice President and General Counsel

GREAT AMERICAN INSURANCE COMPANY

By:	/s/ Eve Cutler Rosen
Eve Cutler Rosen
Senior Vice President, General Counsel and Secretary

ANNEX A

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of AFG are set forth below. Each director’s and executive officer’s business address is 301 East Fourth Street, Cincinnati, Ohio 45202. All of the persons listed below are citizens of the United States of America.

Name	Position with Reporting Person	Principal Occupation for Non-Employees of Reporting Person

Carl H. Lindner III	Co-Chief Executive Officer, Co-President and Director

S. Craig Lindner	Co-Chief Executive Officer, Co-President and Director

Kenneth C. Ambrecht	Director	Principal, KCA Associates, LLC, an investment banking firm

John B. Berding	President of American Money Management Corporation and Director

Joseph E. (Jeff) Consolino	Executive Vice President, Chief Financial Officer, Chairman of the Board of National Interstate Corporation and Director

Virginia “Gina” C. Drosos	Director	Chief Executive Officer and President of Assurex Health, a personalized medicine company specializing in pharmacogenomics for neuropsychiatric and other disorders

James E. Evans	Executive Consultant and Director

Terry S. Jacobs	Director	Chairman and Chief Executive Officer, JFP Group, LLC, a real estate development company.

Gregory G. Joseph	Director	Executive Vice President and Principal, Joseph Automotive Group, an automobile dealership and real estate management company

William W. Verity	Director	President, Verity & Verity, LLC, an investment management company

John I. Von Lehman	Director	Retired Executive Vice President, Chief Financial Officer and Secretary, The Midland Company, an Ohio-based provider of specialty insurance products

Michelle A. Gillis	Senior Vice President and Chief Administrative Officer

Vito C. Peraino	Senior Vice President and General Counsel

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Great American are set forth below. Each director’s and executive officer’s business address is 301 East Fourth Street, Cincinnati, Ohio 45202. All of the persons listed below are citizens of the United States of America.  Each person listed below is an employee of AFG or Great American.

Name	Position with Reporting Person

Carl H. Lindner III	Chairman of the Board and Chief Executive Officer. Also see above regarding positions with AFG.

Donald D. Larson	President, Chief Operating Officer and Director

Ronald J. Brichler	Executive Vice President and Director

Gary J. Gruber	Executive Vice President and Director

Vincent McLenaghan	Executive Vice President

Aaron B. Latto	Senior Vice President, Asssistant General Counsel and Director

Michael D. Pierce	Senior Vice President and Director

Eve Cutler Rosen	Senior Vice President, General Counsel, Secretary and Director

Michael E. Sullivan, Jr.	Senior Vice President and Directo

David J. Witzgall	Senior Vice President, Chief Financial Officer, Treasurer and Director